

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

July 7, 2010

By U.S. Mail and facsimile to (425) 463-4041

Steven White, Chief Executive Officer
ITEX Corporation
3326 160th Avenue SE, Suite 100
Bellevue, Washington 98008-6418

> **Re:** **ITEX Corporation**
> **Form 10-K for the Year Ended July 31, 2009**
> **Filed October 15, 2009**
> **Form 10-Q for the Period Ended April 30, 2010**
> **Filed June 9, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed November 2, 2009**
> **File No. 0-18275**

Dear Mr. White:

We have reviewed your responses to our letter dated May 18, 2010 and have the following comment.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the Period Ended April 30, 2010

Exhibit 32.1

1. We note that the certification refers to your Form 10-Q for the quarter ended October 31, 2008. Please revise your certification to refer to your quarterly report on Form 10-Q for the period ending April 30, 2010 and refile your entire 10-Q, including all certifications.

       Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or me at (202) 551-3720 with any questions.

       Sincerely,

       H. Christopher Owings
       Assistant Director